Exhibit 99.1

Nuwellis, Inc. Announces Adjournment of Annual Meeting of Stockholders Due to Lack of Quorum

Minneapolis, Minn. /GLOBALNEWSWIRE/May 17, 2022/ Nuwellis, Inc. (NASDAQ: NUWE), today announced that the Company’s 2022 Annual Meeting of Stockholders, on May 17, 2022 at 2:00 p.m., was convened and adjourned, without any business being conducted, due to lack of the required quorum.

A quorum consists of a majority of the outstanding shares entitled to vote. There were fewer than a majority of outstanding shares entitled to vote, either present virtually or represented by proxy, at the Annual Meeting. The Annual Meeting therefore had no quorum and was adjourned to 2:00 p.m. Central Time on May 25, 2022 at https://web.lumiagm.com/257409059 (password: nuwellis2022) to allow additional time for the Company’s stockholders to vote on the proposals set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 11, 2022.

During the period of adjournment, the Company will continue to solicit votes from its stockholders with respect to the proposals set forth in the proxy statement.

Only stockholders of record as of the record date, March 30, 2022, are entitled to and are being requested to vote. At the time the Annual Meeting was adjourned, proxies had been submitted by stockholders representing approximately 49.23% of the shares of the Company’s common stock outstanding and entitled to vote at the Annual Meeting. Proxies previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked, and stockholders who have previously submitted a proxy or otherwise voted need not take any action.

The Company encourages all stockholders of record on March 30, 2022 who have not yet voted to do so before Tuesday, May 24, 2022 at 11:59 p.m., Eastern Time.

Important Information
This material may be deemed to be solicitation material in respect of the Annual Meeting to be reconvened and held on Wednesday, May 25, 2022. In connection with the Annual Meeting, the Company filed a definitive proxy statement with the SEC on April 11, 2022. BEFORE MAKING ANY VOTING DECISIONS, STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. The definitive proxy statement was mailed to stockholders who are entitled to vote at the Annual Meeting. No changes have been made in the proposals to be voted on by stockholders at the Annual Meeting. The Company’s proxy statement and any other materials filed by the Company with the SEC can be obtained free of charge at the SEC’s website at sec.gov or at www.proxyvote.com.

About Nuwellis
Nuwellis, Inc. (Nasdaq: NUWE) is a medical device company dedicated to transforming the lives of patients suffering from fluid overload through science, collaboration, and innovation. The company is focused on developing, manufacturing, and commercializing the Aquadex SmartFlow® system for ultrafiltration therapy. Nuwellis is headquartered in Minneapolis, Minn., with a wholly-owned subsidiary in Ireland.

About the Aquadex SmartFlow System
The Aquadex SmartFlow system delivers clinically proven therapy using a simple, flexible and smart method of removing excess fluid from patients suffering from hypervolemia (fluid overload). The Aquadex SmartFlow system is indicated for temporary (up to 8 hours) or extended (longer than 8 hours in patients who require hospitalization) use in adult and pediatric patients weighing 20 kg or more whose fluid overload is unresponsive to medical management, including diuretics. All treatments must be administered by a health care provider, within an outpatient or inpatient clinical setting, under physician prescription, both having received training in extracorporeal therapies.

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CONTACTS
INVESTORS:
George Montague
Chief Financial Officer
Nuwellis, Inc.
IR@Nuwellis.com

Matt Basco, CFA
Gilmartin Group LLC
Matt.basco@gilmartinir.com